Pricing Term Sheet

Registration Statement No. 333-170922

Dated April 8, 2014

Filed Pursuant to Rule 433

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY EUR 1,000,000,000 4.125% NOTES DUE APRIL 11, 2023

ISSUER:	The Republic of Turkey

SECURITIES:	4.125% Notes due 2023

PRICING DATE:	April 8, 2014

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Baa3 (Moody’s) / BBB- (Fitch)

ISSUE SIZE:	EUR 1,000,000,000

PRICE TO PUBLIC:	99.447%

TOTAL FEES:	EUR 750,000 (0.075%)

PROCEEDS TO ISSUER:	EUR 993,720,000

YIELD TO MATURITY:	4.200% per annum

COUPON:	4.125%, payable annually on an Actual/Actual daycount basis

MATURITY DATE:	April 11, 2023

SPREAD TO MID-SWAP:	256.6 bps

RELEVANT MID-SWAP RATE:	9 year EUR Midswap (1.634%)

SPREAD TO BENCHMARK:	281.5 bps

BENCHMARK BOND:	1.5% DBR due February 15, 2023

BENCHMARK YIELD:	1.385%

DENOMINATIONS:	EUR100,000/EUR 1,000

INTEREST PAYMENT DATES:	April 11, beginning on April 11, 2015

CUSIP / US ISIN / XS ISIN / INTERNATIONAL COMMON CODE:	900123 CH1 / US900123CH10 / XS1057340009 / 105734000

EXPECTED LISTING:	Luxembourg Stock Exchange

LEAD-MANAGERS/BOOKRUNNERS:	Deutsche Bank AG, London Branch ING Bank N.V. J.P. Morgan Securities plc

SETTLEMENT:	Expected April 11, 2014 through the book-entry facilities of The Depository Trust Company, Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, socíeté anonyme.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Deutsche Bank AG, London Branch at +1-800-503-4611, ING Bank N.V. at +1-877-446-4930 or J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312514134470/d630709d424b5.htm

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